S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 14-09

  November 24, 2009

$1,178,000 PROCEEDS FROM WARRANTS EXERCISED

SAMEX is pleased to report that it has received proceeds of $1,178,000 from the exercise of share purchase warrants. The majority of the proceeds were from two gold funds which have increased their shareholdings in the Company.

Management is thankful for the endorsement and favor of the many shareholders who support the Company's gold and silver exploration efforts.  SAMEX is conducting exploration in several project areas within the Company's large Los Zorros gold district property in Chile.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.